EXHIBIT 23.3

The Board of Directors

TXOK Acquisition, Inc.

We consent to the use of our report dated October 30, 2005, with respect to the consolidated balance sheets of ONEOK Energy Resources Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholder's equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to an adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement, effective January 1, 2003.

                      /s/ KPMG LLP

Tulsa, Oklahoma
January 4, 2006